Exhibit 12

SurModics, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended	Fiscal Year Ended September 30,
	December 31, 2015	2015	2014	2013	2012	2011
Earnings
Pre-tax income from continuing operations	$3,805,155	$18,241,415	$18,471,862	$20,359,694	$16,305,540	$16,528,559

Add:
Fixed charges (build up below)	17,432	40,136	38,189	19,257	19,797	62,402
Amortization of capitalized interest	—	—	—	—	—	—
Distributed income of equity investees	—	—	—	—	—	—
Pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—	—

Subtract:
Interest capitalized	—	—	—	—	—	—
Preference security dividend requirement	—	—	—	—	—	—
Non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—	—
Total Earnings Available for Fixed Charges	$3,822,587	$18,281,551	$18,510,051	$20,378,951	$16,325,337	$16,590,961

Fixed charges
Interest expensed and capitalized	$—	$—	$—	$—	$—	$—
Amortized premiums, discounts and capitalized expenses related to indebtedness	4,705	17,822	16,337	—	—	—
Estimate of interest within rental expense(a)	12,727	22,314	21,852	19,257	19,797	62,402
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—
Total Fixed Charges	$17,432	$40,136	$38,189	$19,257	$19,767	$62,402

Ratio of earnings to fixed charges(b)	219.29x	455.49x	484.70x	1058.24x	824.65x	265.87x

(a) Includes that portion of rental expense that management believes is representative of the interest component.

(b) We had no preferred stock outstanding during the periods presented and accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends is equal to the ratio of earnings to fixed charges and is not disclosed separately.